EXHIBIT 99.1

Standard Lithium, Equinor announce Smackover Lithium as new joint venture name

LEWISVILLE, Ark., Jan. 30, 2025 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium”) (TSXV:SLI) (NYSE:A:SLI), a leading near-commercial lithium developer, and Equinor, a global energy leader, today announced Smackover Lithium as the new name for their joint venture developing direct lithium extraction (“DLE”) projects in Southwest Arkansas and East Texas.

Smackover Lithium was announced yesterday at a community meeting in Lewisville, Arkansas, home of a planned field office and nearby the joint venture’s South West Arkansas (“SWA”) project. The SWA project, located in Lafayette and Columbia counties, is expected to be one of the world’s first commercial-scale DLE facilities.

“Smackover Lithium is a natural fit for the joint venture given the Smackover formation’s prolific resource and our joint venture’s commitment to adding to the incredible legacy of American energy production from this region,” said David Park, CEO of Standard Lithium.

In May 2024, Equinor formed a joint venture with Standard Lithium to advance DLE projects in the Smackover basin, focused on Southwest Arkansas and East Texas. Smackover Lithium is now the external brand for the joint venture and will continue building on Standard Lithium’s work with local communities to enhance economic development and grow educational and workforce opportunities.

“We are excited to be a part of Smackover Lithium, developing critical mineral projects in the Smackover basin and building the next generation of lithium development,” said Allie Kennedy Thurmond, Vice President of US Lithium at Equinor.

For more information on Smackover Lithium, please visit: www.smackoverlithium.com.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by the highest quality resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated DLE and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the SWA project, a greenfield project located in southern Arkansas, and actively exploring promising lithium brine prospects in East Texas. Additionally, the Company is advancing the Phase 1A project in partnership with LANXESS Corporation, a brownfield development project located in southern Arkansas. Standard Lithium also holds an interest in certain mineral leases in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange (the “TSXV”) and the NYSE American under the symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

About Equinor

Equinor is an international energy company committed to long-term value creation in a low-carbon future. Equinor’s portfolio of projects encompasses oil and gas, renewables and low-carbon solutions, with an ambition of becoming a net-zero energy company by 2050. Headquartered in Norway, Equinor is the leading operator on the Norwegian continental shelf and is present in around 30 countries worldwide. Our partnership with Standard Lithium to mature DLE projects builds on our broad US energy portfolio of oil and gas, offshore wind, low carbon solutions and battery storage projects.

For more information on Equinor in the US, please visit: Equinor in the US - Equinor

Media Contacts:

Chris Lang
Standard Lithium Ltd.
investors@standardithium.com

Ola Morten Aanestad
Equinor
oaan@equinor.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued existence and success of the joint venture, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements and information represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information. The Company does not intend, and does not assume any obligation to, update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information other than as required by applicable laws, rules and regulations.